UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING


                        Commission File Number: 0-26917
                                                -------

  (Check one)

     [X] Form 10-K and Form 10-KSB       [ ] Form 11-K
     [ ] Form 10-Q and Form 10-QSB       [ ] Form 20-F       [ ] Form N-SAR


                      For period ended: December 31, 2001
                                        -----------------


  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A



  PART I - REGISTRANT INFORMATION

     Full name of registrant: Buyers United, Inc.
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     Former name if applicable:


     Address of principal executive office: 14870 Pony Express Road
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     City, state, and zip code: Bluffdale, Utah  84065
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  PART II - RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [X]
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



  PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report thereof could not be filed within the prescribed time period.

          The registrant dismissed Arthur Andersen LLP as its independent public accountants on February 20, 2002. On the same day, the registrant engaged Crowe Chizek and Company LLP as its new independent public accountants. The registrant is therefore unable to complete the required financial statements and disclosures without unreasonable effort and expense.



  PART IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this information:

                    Paul Jarman    (801) 320-3300
                    -----------------------------

          (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes  [ ] No

              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              Revenue for the year ended December 31, 2001 was approximately $14 million as compared to $7.4 million for the previous year. Net loss applicable to common shareholders for the year ended December 31, 2001 was approximately $7 million, as compared to $11.6 million for the previous year. The reasons for the differences were higher sales from agent channel expansion, combined with cost saving efforts throughout 2001.



     Buyers United, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



     Date: April 1, 2002                       By: /s/ Paul Jarman
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                                                   Paul Jarman
                                                   Vice President and Treasurer